--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------
                               COMSAT CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               COMSAT CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)


                        COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   20564D107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             WARREN Y. ZEGER, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               COMSAT CORPORATION
                             6560 ROCK SPRING DRIVE
                            BETHESDA, MARYLAND 20817
                                 (301) 214-3000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                            RICHARD L. EASTON, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                         NEW YORK, NEW YORK 10022-3897
                                 (212) 735-3000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is COMSAT Corporation, a District of Columbia corporation (the "Company"), and the address of the principal executive offices of the Company is 6560 Rock Spring Drive, Bethesda, Maryland 20817. The title of the class of equity securities to which this statement relates is the common stock, without par value, of the Company (the "Company Common Stock" or the "Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER.

  This statement relates to the tender offer by Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated September 25, 1998 (the "Schedule 14D-1"), to purchase up to 49% of the issued and outstanding Shares, at a price of $45.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 25, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 18, 1998 (the "Merger Agreement"), by and among the Company, Parent and Deneb Corporation ("Acquisition Sub"), a wholly-owned subsidiary of Parent. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the amendment or repeal of the Communications Satellite Act of 1962 (the "Satellite Act"), the Company will be merged with and into Acquisition Sub (the "Forward Merger"), with Acquisition Sub surviving the Forward Merger as a wholly-owned subsidiary of Parent; however, if certain conditions to the merger have not been satisfied, Acquisition Sub will be merged with and into the Company (the "Reverse Merger"), with the Company surviving the Reverse Merger as a wholly-owned subsidiary of Parent. The term the "Merger" refers to either the Forward Merger or the Reverse Merger, as applicable, in the context in which it is used herein. The surviving corporation of the Forward Merger or the Reverse Merger, as the case may be, is referred to herein as the "Surviving Corporation." A copy of the Merger Agreement is filed herewith as Exhibit 2 and is incorporated herein by reference.

  As set forth in the Schedule 14D-1, the principal executive offices of Parent and the Purchaser are located at 6801 Rockledge Drive, Bethesda, Maryland 20817-1877.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or the Purchaser or their respective executive officers, directors or affiliates.

  Information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its directors, executive officers and affiliates is set forth in the Company's Proxy Statements dated April 7, 1995, for its 1995 Annual Meeting of Stockholders (the "1995 Proxy Statement") and dated March 31, 1998, for its 1998 Annual Meeting of Stockholders (the "1998 Proxy Statement"). A copy of the relevant portions of the 1995 Proxy Statement and the entire 1998 Proxy Statement are attached hereto as Exhibits 21 and 22, respectively, and the relevant portions thereof are incorporated herein by reference.

ARRANGEMENTS WITH PARENT, THE PURCHASER OR THEIR AFFILIATES

 Confidentiality Agreements

  The following is a summary of certain material provisions of the Confidentiality Agreements, each dated as of August 5, 1997, between the Company and Parent (the "Confidentiality Agreements"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreements, copies of which are filed as Exhibit 1 hereto and are incorporated herein by reference. Capitalized terms not otherwise defined below have the meanings ascribed to them in the Confidentiality Agreements.

  The Confidentiality Agreements contain customary provisions pursuant to which, among other matters, each of Parent and the Company agreed to keep confidential all nonpublic, confidential or proprietary information furnished to one party by the other, subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Parent. Each of Parent and the Company have agreed in the Confidentiality Agreements that, unless otherwise agreed to in writing, neither would for a period of three years from the date thereof, directly or indirectly, acquire, or offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise any securities or assets of the other party or any affiliate, successor or subsidiary thereof. Each of Parent and the Company further agreed that, for a period of two years from the date of the Confidentiality Agreements, without the prior written consent of the other party, neither would solicit for employment any of the current employees of the other party or its affiliates so long as they were employed by such other party or such affiliate.

 The Merger Agreement

  The following is a summary of certain material provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below have the meanings ascribed to them in the Merger Agreement.

  The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the Offer Conditions (which are set forth in Section 14 of the Offer to Purchase), the Purchaser will purchase up to 49% of the total number of the outstanding Shares of the Company less certain adjustments as set forth in the Merger Agreement (the "Maximum Number of Shares") validly tendered pursuant to the Offer. The Merger Agreement provides that the Purchaser may modify and extend the terms of the Offer. Subject to the terms and conditions of the Offer, the Purchaser shall pay, as soon as reasonably practicable after it is permitted to do so under applicable law, for all Shares validly tendered and not withdrawn (subject to proration, if applicable).

  The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with the District of Columbia Business Corporation Act (the "DCBCA") and the Delaware General Corporation Law (the "DGCL"), at the effective time of the Merger (the "Effective Time"), the Forward Merger will be effected as soon as practicable following the satisfaction or waiver of certain conditions to the Merger (as outlined in Section 12 of the Offer to Purchase) or on such other date as the parties hereto may agree; provided, however, that if certain conditions relating to the tax treatment of the Merger and the receipt of certain governmental approvals (as outlined in Section 12 of the Offer to Purchase) are not satisfied, then the Reverse Merger shall be effected. At the Effective Time, if the Forward Merger is effected, then the separate existence of the Company shall cease and Acquisition Sub shall continue as the surviving corporation under the name "COMSAT Corporation" or, if the Reverse Merger is effected, then the separate existence of Acquisition Sub shall cease and the Company shall continue as the Surviving Corporation.

  If the Forward Merger is consummated, the Certificate of Incorporation and By-Laws of Acquisition Sub, each as in effect at the Effective Time, shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation, until amended in accordance with applicable law, except that Article FIRST of the Certificate of Incorporation shall be amended so that it reads in its entirety as follows: "The name of the corporation is COMSAT Corporation." If the Reverse Merger is consummated, the Articles of Incorporation of the Company shall be amended at the Effective Time to read in their entirety as set forth in an exhibit to the Merger Agreement and shall be the Articles of Incorporation of the Surviving Corporation, and the By-Laws of the Company as in effect at the Effective Time shall be the By-Laws of the Surviving Corporation, each until amended in accordance with applicable law.

  Consideration to be Paid in the Merger. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held in the treasury of the Company, held by the Purchaser, held by Parent, if any, and shares or Company Common Stock with respect to which written demand shall have been made and not withdrawn under
Section 29-373 of the DCBCA (the "Dissenting Shares"), if any) will be converted into the right to receive 0.5 shares of common stock, par value $1.00 per share, of Parent (the "Parent Common Stock"), subject to adjustment as provided in the Merger Agreement (the "Merger Consideration").

  The Merger Agreement provides that each share of Company Common Stock held in the treasury of the Company, each share of Company Common Stock held by the Purchaser, and each share of Company Common Stock held by Parent, if any, immediately prior to the Effective Time shall be cancelled and retired and cease to exist and no consideration shall be received therefor; provided, that shares of Company Common Stock held beneficially or of record by any plan, program or arrangement sponsored or maintained for the benefit of employees of Parent or the Company or any of their respective subsidiaries shall be deemed not to be held by Parent, the Purchaser or the Company regardless of whether Parent, the Purchaser or the Company has, directly or indirectly, the power to vote or control the disposition of such shares of Company Common Stock.

  In addition, the Merger Agreement provides that in the case of the Forward Merger, each share of common stock, par value $1.00 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding as one share of the Surviving Corporation, or in the case of the Reverse Merger, be converted into and exchangeable for one share of common stock of the Surviving Corporation.

  Surviving Corporation's Directors and Officers. The directors of Acquisition Sub at the Effective Time shall be the initial directors of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed. The officers of the Company at the Effective Time shall be the initial officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed.

  Dissenting Shares. Shares of Company Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by shareholders who have not voted such Shares in favor of the Merger and shall have delivered a written demand for appraisal of such Shares in the manner provided in Section 29-373 of the DCBCA shall not be converted into or be exchangeable for the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder's right to appraisal and payment under the DCBCA. If such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right, such holder's Shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration.

  Stock Options and Awards. The Merger Agreement provides that, except as provided below, as of the Effective Time, Parent shall assume all options (the "Company Stock Options") granted under the Company's Stock Option Plans (the "Company Stock Option Plans") and any program of the Company or any of its subsidiaries that affords employees and directors of the Company and its subsidiaries the opportunity to acquire shares of Company Common Stock, each as amended (the "Company Stock Plans"). Each Company Stock Option outstanding at the Effective Time shall be deemed to constitute an option to acquire, on the same terms and conditions, as were applicable under such Company Stock Option prior to the Effective Time, (i) the number of shares of Parent Common Stock as the holder of such Company Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Company Stock Option in full immediately prior to the Effective Time (not taking into account whether or not such option was in fact then exercisable), (ii) at a price per share equal to (x) the aggregate exercise price for Company Common Stock otherwise purchasable pursuant to such Company Stock Option divided by
(y) the number of shares of Parent Common Stock deemed purchasable pursuant to such assumed Company Stock Option, provided that the number of shares of Parent Common Stock that may be purchased upon exercise of any such option and other right to acquire shares of Parent Common Stock (the "Parent Stock Option") shall not include any fractional share and, upon exercise of any such Parent Stock Option, a cash payment shall be made for any fractional share based on the last sale price per share of Parent Common Stock on the trading day immediately preceding the date of exercise. The Company shall amend each other benefit plan, agreement or arrangement that provides benefits or payments by reference to the price of the Company Common Stock, other than the Company Stock Option Plans, to provide that as of and after the Effective Time, the payments or benefits shall be measured by reference to the price of shares of Parent Common Stock, determined in like manner to the adjustments prescribed above with respect to the exercise price of Company Stock Options and the number of shares of the Company Common Stock into which Company Stock Options are exercisable. In respect of each Company Stock Option to be converted into options or rights to acquire Parent Common Stock, Parent has agreed to file as soon as practicable after the Effective Time with the Securities and Exchange Commission (the "Commission"), and keep current the effectiveness of, a registration statement on Form S-8 or other appropriate form for as long as such options or rights remain outstanding (and maintain the current status of the prospectus with respect thereto). Parent has agreed to reserve for issuance a number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock issuable under the Company Stock Options. In the Merger Agreement, the Company has agreed to terminate each employee stock purchase plan it maintains for its or any of its subsidiaries' employees no later than the Effective Time.

  The Merger Agreement also provides that the Company shall cause to be amended certain plans (the "Plans") and/or the Company's Board of Directors shall adopt a resolution to provide that (i) for purposes of certain of the Company's Plans neither the execution of the Merger Agreement, the consummation of the transactions contemplated by the Merger Agreement nor approval of the Merger Agreement or the transactions contemplated thereby by the Company's Board of Directors or shareholders shall be a "Change in Control" of the Company (or any similar triggering event resulting in the acceleration or other change in the terms of benefits payable under the Plans); and (ii) for the purposes of certain of the Company's Plans a "Change in Control" of the Company (or any similar triggering event resulting in the acceleration or other change in the terms of benefits payable under the Plans) shall occur at the Effective Time.

  The Merger Agreement also provides that, for a period of at least one year following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, provide each of the Company's employees with qualified plan and employee welfare plan benefits (other than plans provided exclusively to management) which are comparable in the aggregate to the qualified plan and welfare plan benefits (other than plans provided exclusively to management) provided to such employees of the Company immediately prior to the Effective Time. As of the Effective Time, Parent will assume and will cause the Surviving Corporation to assume in accordance with their terms all Plans and agreements listed on a disclosure schedule to the Merger Agreement.

  Approval Required; Shareholders Meeting. The DCBCA requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Board of Directors of the Company and by the holders of two-thirds ( 2/3) of the Company's outstanding shares of Company Common Stock. The Board of Directors of the Company has approved the Offer, the Merger and the Merger Agreement; consequently, the only additional corporate action of the Company that is necessary to effect the Merger is approval by the Company's shareholders. See also "--Conditions to the Merger" for a discussion of other conditions that must be satisfied prior to the consummation of the Offer and the Merger. Under the DCBCA, the affirmative vote of holders of two-thirds ( 2/3) of the outstanding Shares (including any Shares owned by the Purchaser) is generally required to approve the Merger.

  Pursuant to the Merger Agreement, the Company will duly call a special meeting of its shareholders (the "Company Shareholders Meeting") at such time as determined by Parent, after consultation with the Company, for the purpose of voting upon the Merger and the adoption of the Merger Agreement. The Merger Agreement provides that in connection with the Company Shareholders Meeting, Parent will, in cooperation with the Company, (i) as soon as reasonably practicable after the date of the Merger Agreement, prepare and file with the Commission preliminary proxy materials which shall constitute the Proxy Statement/Prospectus in connection with the Merger and a registration statement on Form S-4 with respect to the issuance of Parent Common Stock in the Merger, together with any other materials required to be filed with the Commission in connection with the Merger. Each of Parent and the Company shall use all reasonable efforts to have such Proxy

Statement/Prospectus and any supplement or amendment thereto cleared by the Commission and kept effective as long as is necessary to consummate the Merger. The Proxy Statement/Prospectus will be mailed to the shareholders of the Company prior to the Company Shareholders Meeting. The Company has agreed, subject to its fiduciary duties under applicable law, to include in the proxy statement the recommendation of the Board of Directors that shareholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement.

  Interim Operations. The Company has agreed that during the period from the date of the Merger Agreement until the Effective Time (except as permitted by, or described in the Merger Agreement, or as consented to in writing by Parent, which consent will not be unreasonably withheld or delayed) the business of the Company and its subsidiaries shall be conducted according to its ordinary course, using commercially reasonable efforts to preserve intact its business organization and goodwill and maintain satisfactory relationships with those persons having business relationships with them, and using commercially reasonable efforts to keep available the services of its officers and employees. In addition, subject to the exceptions described above and exceptions described in the Company's disclosure schedule to the Merger Agreement, both of the Company and its subsidiaries:

    (i) except as required to give effect to changes in law, shall not amend their respective articles of incorporation or by-laws or other comparable governing instruments in a manner that would adversely affect the consummation of the transactions contemplated by, or otherwise adversely affect the rights of Parent or its subsidiaries under, the Merger Agreement, the Shareholders Agreement entered into by the Company and Parent, dated as of September 18, 1998 (the "Shareholders Agreement"), the Registration Rights Agreement entered into by Parent and the Company, dated as of September 18, 1998 (the "Registration Rights Agreement"), and the Carrier Acquisition Agreement entered into by the Company, COMSAT Government Systems, Inc., a Delaware corporation ("CGSI") and wholly-owned subsidiary of the Company, Parent and the Purchaser, dated as of September 18, 1998 (the "Carrier Acquisition Agreement") (collectively, the "Transaction Agreements");

    (ii) shall not, and shall not permit any of its subsidiaries to, issue any shares of their capital stock or Equity Securities (as defined below) (except by the Company as permitted by the Merger Agreement, in connection with the Company Stock Options that are outstanding on the date of the Merger Agreement or which may thereafter be granted as permitted by the Merger Agreement under Company Stock Plans or shares of Company Common Stock pursuant to nondiscretionary grants under the current terms of any benefit plan existing as of the date of the Merger Agreement), or grant, confer or award any options, appreciation rights, warrants, conversion rights, restricted stock, stock units, performance shares or other rights, not existing on the date of the Merger Agreement, with respect to any shares of its capital stock or other Equity Securities of the Company or its subsidiaries except that, during the twelve-month period beginning upon the date of the Merger Agreement and ending on the first anniversary thereof and during each subsequent twelve-month period ending upon subsequent anniversaries thereof, the Company may grant Company Stock Options to acquire up to the number of shares of Company Common Stock as is equal to 1.5% of the number of issued and outstanding shares of Company Common Stock as of the end of the preceding fiscal year pursuant to the continued operation of the Company Stock Plans, and up to 200,000 shares of Company Common Stock during each calendar year beginning after the date of the Merger Agreement pursuant to the continued operation of the Company Employee Stock Purchase Plan, all in the ordinary course of business and consistent with past practice, or effect any stock split or otherwise change its capitalization. The term "Equity Securities" of a person means the capital stock of the person and all other securities (whether or not issued by such person but excluding any exchange traded or privately granted options) convertible into or exchangeable or exercisable for any shares of its capital stock, all rights or warrants to subscribe for or to purchase, all options for the purchase of, and all calls, commitments, agreements, arrangements, undertakings or claims of any character relating to, any shares of its capital stock and any securities convertible into or exchangeable or exercisable for any of the foregoing;

    (iii) shall not, and shall not permit any of its subsidiaries to, (A) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests (other than regular quarterly cash dividends not to exceed $0.05 per share of Company Common Stock and dividends and distributions from subsidiaries of the Company to the Company or another of its subsidiaries) or (B) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its subsidiaries, or make any commitment for any such action;

    (iv) shall not pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries;

    (v) except (A) as required by law (including any amendment required to maintain the qualification of any benefit plan intended to be "qualified" under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or (B) as contemplated by the Merger Agreement, shall not, (a) except in the ordinary course of business and consistent with past practice, enter into or amend any employment or similar agreements or arrangements with any of its directors or executive officers, (b) amend or otherwise change the terms of any benefit plan in any manner which would constitute a material change in plan design or materially increase the cost of a benefit plan, including, without limitation, amend any employment, severance or similar agreements or arrangements in existence on the date of the Merger Agreement, (c) adopt any new employee benefit plans, programs or arrangements or any severance or similar agreements or arrangements, or (d) except in the ordinary course of business and consistent with past practice, increase any compensation, bonus or other benefits payable to any current or former director or executive officer;

    (vi) shall not transfer, sell, lease, license or dispose of any material lines of business, subsidiaries, divisions, operating units or facilities (other than facilities currently closed or currently proposed to be closed) outside the ordinary course of business or enter into any material commitment or transaction outside the ordinary course of business;

    (vii) shall not, and shall not permit any of its subsidiaries to, authorize, propose or announce an intention to authorize or propose to another person, or enter into an agreement with respect to, any merger, consolidation or business combination, any acquisition of assets of whatever nature, tangible, intangible, real or personal ("Assets") or Equity Securities (other than the purchase of Assets in the ordinary course of business), any disposition of Assets or Equity Securities (other than the disposition of Assets or Equity Securities in the ordinary course of business) or any release or relinquishment of any contract rights in which, in any such case, the aggregate consideration is in excess of $5 million for any individual transaction or $20 million for all of such transactions in any one year period or which would materially adversely affect the ability of the Company or any of its subsidiaries to consummate any of the transactions contemplated by the Merger Agreement. For purposes of this paragraph (vii), paragraph (ix), paragraph (x)(B) and paragraph (xii) only, any actions taken by the Company to preserve substantially (or to increase or decrease such interest by no more than 2.0% in any fiscal year) its ownership interest in the International Telecommunications Satellite Organization ("INTELSAT") or the International Maritime Satellite Organization ("Inmarsat") existing on the date of the Merger Agreement in connection with (A) annual share redeterminations and adjustments or (B) pursuant to capital calls approved by the governing bodies of INTELSAT or Inmarsat in accordance with their charter documents, shall be deemed to be in the ordinary course of the Company's business;

    (viii) shall not make any material tax election other than in the ordinary course of business and consistent with past practice, or settle or compromise any tax liability in excess of $3 million arising from or in connection with any single issue;

    (ix) shall not make or agree to make any capital expenditures other than
  (A) expenditures in the ordinary course of business, (B) capital expenditures that are consistent with the Company's strategic business plans (the "Company Business Plans") and (C) additional capital expenditures not in excess of $5 million;

    (x) except in the ordinary course of business and except as consistent with the Company Business Plans, shall not, and shall not permit any of its subsidiaries to, (A) incur, create, assume or otherwise become liable for borrowed money or assume, guarantee, endorse or otherwise become responsible or liable for the obligations of any other person (other than the Company and its subsidiaries) in excess of $5 million per occurrence and $20 million in the aggregate or (B) make any loans or advances to any other person (other than the Company and its subsidiaries) in excess of $5 million per occurrence and $20 million in the aggregate;

    (xi) except as required by law or generally accepted accounting principles ("GAAP"), shall not effect any material change in any of its methods of accounting in effect as of December 31, 1997;

    (xii) except as provided in the Shareholders Agreement, shall not impose limitations not already in existence on the date of the Merger Agreement, not imposed on other shareholders of the Company, on the enjoyment by any of Parent and its subsidiaries of the legal rights generally enjoyed by shareholders of the Company;

    (xiii) shall not pay, discharge or satisfy any material liabilities, other than the payment, discharge or satisfaction of any such liability (A) reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) of the Company and its subsidiaries, (B) incurred in the ordinary course of business or (C) which is legally required to be paid, discharged or satisfied;

    (xiv) shall not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of the Company or any plan of merger or consolidation of any of its subsidiaries in which such subsidiary is not the surviving entity;

    (xv) shall not, and shall not permit any of its subsidiaries to, take any action which would make any representation or warranty of the Company contained in the Merger Agreement untrue or incorrect in any material respect as of the Effective Time;

    (xvi) shall not fail to take reasonable efforts to cause the Merger to constitute a reorganization within the meaning of Section 368(a) of the Code; and

    (xvii) shall not enter into a legally binding commitment with respect to, or any agreement to take, any of the foregoing actions.

  The Merger Agreement also provides that any actions taken pursuant to U.S. Government instruction and any actions taken in good faith by the Company or its subsidiaries in connection with the planned privatization of INTELSAT or Inmarsat shall not be considered a breach of its obligations under the Merger Agreement. Notwithstanding the foregoing, other than as disclosed in the Merger Agreement or pursuant to the existing INTELSAT Documents, the Existing Inmarsat Documents, or the Inmarsat Restructuring Documents or the New Skies Documents (as such terms are defined in the Merger Agreement), the Company shall not:

    (i) sell, transfer, assign or dispose of or agree to sell, transfer, assign or dispose of the INTELSAT Interests or the Inmarsat Interests (each as defined in the Merger Agreement) (including, without limitation, by entering into any options with respect thereto);

    (ii) enter into any voting rights, proxy or other agreement with respect to the voting of any of the INTELSAT Interests or the Inmarsat Interests that would be binding on Parent, the Company or their respective subsidiaries following the Merger;

    (iii) enter into any lock-up, standstill or other similar agreement (a "Lock-Up Agreement") with respect to the INTELSAT Interests or the Inmarsat Interests that would be binding on Parent, the Company or their respective subsidiaries following the Merger; provided that the Company or its subsidiaries may enter into a Lock-Up Agreement in connection with an initial public offering by INTELSAT, Inmarsat or New Skies Satellites, N.V., on terms that are usual and customary to those entered into by directors, affiliates or significant shareholders in similar transactions; or

    (iv) take any other action or omit to take any action (including by way of votes in the INTELSAT Board of Governors or Meeting of Signatories, or the Inmarsat Council, in either case except to the extent instructed to the contrary by the U.S. Government, pursuant to the Satellite Act) which would reasonably be expected to materially impair the economic value of or any of the rights associated with the INTELSAT Interests or the Inmarsat Interests; provided, that the Company shall not be required to force a vote to be held on a matter in any of the foregoing bodies where consistent with past practice such decision would be decided by consensus rather than a vote.

  No Solicitation. The Merger Agreement provides that the Company shall, and shall cause its subsidiaries and their respective officers, directors, employees, consultants, investment bankers, accountants, attorneys and other advisors, representatives and agents (collectively, "Company Representatives") to immediately cease any discussions or negotiations with any person that may be ongoing with respect to any Acquisition Proposal (as defined below). The Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any Company Representative to, directly or indirectly,
(i) solicit or initiate, or knowingly encourage the submission of, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person (other than Parent or its representatives or affiliates) any information, that may reasonably be expected to lead to, an Acquisition Proposal; provided, however, that if, prior to the Company Shareholders Meeting, the Company's Board of Directors determines in good faith, based upon advice of independent counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Board of Directors may permit the Company in response to an Acquisition Proposal that was not solicited by the Company or its officers, directors or employees (x) to furnish information (including any non-public information) with respect to the Company (including its subsidiaries) and afford access to its properties, books and records pursuant to a confidentiality agreement designed to reasonably protect the confidentiality of such information, and (y) to participate in discussions or negotiations regarding such Acquisition Proposal. The term "Acquisition Proposal" means any proposal or offer from any person (other than Parent or its representatives or affiliates) to acquire, directly or indirectly, in one or more transactions, assets (including, without limitation, the capital stock of subsidiaries) of the Company or any of its subsidiaries having an aggregate value equal to more than 10% of the market capitalization of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning more than 10% of any class of Equity Securities of the Company, any merger, consolidation, business combination, sale of all or substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the transactions contemplated by the Merger Agreement; provided that no transaction referred to in the Merger Agreement shall be deemed to be an Acquisition Proposal.

 Except as set forth in the Merger Agreement, neither the Company's Board of Directors nor any committee thereof shall (i) withdraw, modify or materially qualify (or publicly propose to withdraw, modify or materially qualify) its approval or recommendation of the Offer, the Merger or the Merger Agreement,
(ii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal or (iii) enter, or publicly propose to enter, into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, in the event that, prior to the Company Shareholders Meeting, the Company's Board of Directors determines in good faith, based upon advice of independent counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Board of Directors of the Company may terminate the Merger Agreement pursuant to the terms of the Merger Agreement solely in order to concurrently enter into a definitive agreement to effect a Superior Proposal. The term "Superior Proposal" means any bona fide proposal or offer from one or more persons (other than Parent and its affiliates) to acquire, directly or indirectly, in one or more transactions for consideration consisting of cash and/or securities, more than 50% of the shares of Company Common Stock then outstanding or all or substantially all the assets of the Company and its subsidiaries taken as a whole, and otherwise on terms which the Company's Board of Directors determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the holders of Company Common Stock than are the Offer and the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the

Board of Directors of the Company (based on the advice of a financial advisor of nationally recognized reputation), is reasonably capable of being financed by such person. Nothing contained above shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") or from issuing a communication meeting the requirements of Rule 14d-9(e); provided, however, that neither the Company nor its Board of Directors (or any committee thereof) shall, except as otherwise permitted in the Merger Agreement, withdraw, modify or materially qualify (or publicly propose the foregoing) the Company's position with respect to the Offer, the Merger or the Merger Agreement or approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal.

  The Merger Agreement requires the Company to advise Parent orally and in writing of the Company's receipt of any Acquisition Proposal, any request for information or an inquiry that could lead to or is otherwise related to any Acquisition Proposal, the identity of the person making such request or Acquisition Proposal and the material terms of any such Acquisition Proposal. The Company is under an obligation to keep Parent fully informed of the status and terms (including amendments) of any such request or Acquisition Proposal, unless the Board of Directors determines in good faith, based upon advice of independent counsel, that it is necessary not to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law.

  Reasonable Efforts. The Merger Agreement provides that the parties thereto shall use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated thereby. Each party agrees to cooperate and use its respective reasonable efforts to promptly make all filings and obtain all consents and approvals of Governmental Authorities (including, without limitation, the Federal Communications Commission (the "FCC")) and other persons necessary to consummate the transactions contemplated thereby including, without limitation, to permit Parent and the Purchaser to consummate the Carrier Acquisition (as hereinafter defined), to cause the Purchaser to become an "authorized carrier" as defined in the Satellite Act (an "Authorized Carrier") and to consummate the Offer and the Merger. The parties agree to each use all reasonable efforts to resolve any objections as may be asserted under any Antitrust Law or any other applicable law, with respect to any transaction contemplated by the Merger Agreement. If any administrative, judicial or legislative action or proceeding is initiated (or threatened to be initiated) or any other action is taken by any person challenging any transaction contemplated by the Merger Agreement as violative of any Antitrust Law or any other applicable law, the parties agree to cooperate to contest and resist any such action or proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, ruling, decision, finding or other order (whether temporary, preliminary or permanent) or other official action or decision of any Governmental Authority that is in effect and that restricts, prevents or prohibits consummation of any transaction contemplated by the Merger Agreement, including, without limitation, by pursuing all reasonable avenues of administrative and judicial appeal. Notwithstanding the foregoing:

    (i) in no event shall Parent or its subsidiaries be required to agree to hold separate or to divest any of their respective businesses or assets, or agree to any other restriction or condition with respect to the acquisition or ownership of any of their respective businesses or assets or the conduct or operation of any of their respective businesses or assets, or following the consummation of the Offer or the Merger, of the Company or any of its subsidiaries, as may be required (i) by any applicable Governmental Authority (including, without limitation, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any state attorney general) in order to resolve such objections as such Governmental Authority may have to such transactions under any Antitrust Law, or (ii) by any domestic or foreign court or other tribunal, in any action or proceeding brought by any person challenging such transactions as violative of any Antitrust Law, in order to avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any order that has the effect of restricting, preventing or prohibiting the consummation of any transaction contemplated by the Merger Agreement, if the Board of Directors of Parent determines in good faith that any such agreement to hold separate or to divest or agreement to other restriction or condition is not in the best interests of Parent; and

    (ii) Except for seeking review by the full FCC of any FCC staff decision denying any application to permit Parent or the Purchaser to consummate the Carrier Acquisition, to cause the Purchaser to become an

  Authorized Carrier or to consummate the Offer, Parent is not required to undertake or continue any contest or resistance of an action or pending legal proceeding or take any other action if, after taking into account advice of independent counsel with respect to relevant matters, including, without limitation, the likely outcome of the action or proceeding, the timing thereof and the likely costs related thereto, the Board of Directors of Parent determines in good faith that undertaking or continuing any such contest or resistance or taking any such other action is not in the best interests of Parent.

  Directors' and Officers' Insurance; Indemnification. The Merger Agreement provides that, from and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries (the "Indemnified Parties") against all losses, claims, damages, expenses or liabilities arising out of or related to actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time to the same extent and on the same terms and conditions (including with respect to advancement of expenses) provided for in the Company's Articles of Incorporation and By-Laws and agreements in effect on the date of the Merger Agreement (to the extent consistent with applicable law as of the Effective
Time), which provisions will survive the Merger and continue in full force and effect after the Effective Time, in each case consistent with applicable law. Parent shall, and shall cause the Surviving Corporation to, periodically advance expenses (including attorneys' fees) as incurred by an Indemnified Party with respect to the foregoing to the extent required under the Company's Articles of Incorporation and By-laws in effect on the date of the Merger Agreement (to the extent consistent with applicable law) and any determination required to be made with respect to whether an Indemnified Party shall be entitled to indemnification shall, if requested by such Indemnified Party, be made by independent legal counsel selected by the Surviving Corporation and reasonably satisfactory to such Indemnified Party. In the Merger Agreement, Parent guarantees the obligation of the Surviving Corporation provided for above.

  The Merger Agreement also provides that, for a period of six years after the Effective Time, Parent shall use reasonable efforts to cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous in the aggregate) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the annual premiums paid as of the date of the Merger Agreement by the Company for such insurance (the "Maximum Amount"). If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent and the Surviving Corporation shall maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Amount.

  Conditions to the Merger. The Merger Agreement provides that the respective obligations of the Company, Parent and Acquisition Sub to consummate the Merger are subject to the satisfaction or waiver of the following conditions:

    (i) the Purchaser shall have purchased Shares pursuant to the Offer;

    (ii) the Satellite Act, and other applicable laws, shall have been amended or repealed, and all applicable proceedings before the FCC or other Governmental Authority (as defined below) necessary to implement such amendment or repeal shall have been completed to the extent necessary to permit the consummation of the Merger as contemplated by the terms of the Merger Agreement;

    (iii) any applicable waiting period related to the Merger under the Antitrust Laws shall have terminated or expired and all consents or approvals required under the Antitrust Laws shall have been received;

    (iv) the Parent Common Stock to be issued in the Merger and such other shares to be reserved for issuance in connection with the Merger shall have been approved upon official notice of issuance for listing on the New York Stock Exchange, Inc. ("NYSE");

    (v) the Form S-4 shall have been declared effective by the Commission under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the Commission and no proceedings for that purpose shall have been initiated or threatened by the Commission; and

    (vi) the shareholders of the Company shall have approved the Merger and the Merger Agreement pursuant to Section 29-367 of the DCBCA.

  In addition, the obligations of Parent and Acquisition Sub to effect the Merger are further subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (i) (A) after the date of the Merger Agreement, there shall not have been any change in existing law or any new law promulgated, enacted, enforced or deemed applicable to the Company or to the transactions contemplated by the Merger Agreement nor (B) shall INTELSAT or Inmarsat have adopted a plan for privatization, or have been privatized, in whole or in part, in a manner or pursuant to terms and conditions (or, in the case of an adopted plan, proposed terms and conditions), in the case of either clause (A) or clause
  (B) that Parent determines in good faith (after consultation with the Company) would reasonably be expected to have a Significant Adverse Effect (as defined below);

    (ii) all consents and approvals from Governmental Authorities (including the FCC) or any other person required for the consummation of the Merger as contemplated by the terms of the Merger Agreement shall have been granted, except where the failure to obtain such consent or approval, individually or in the aggregate, would not reasonably be expected to have a Significant Adverse Effect; and

    (iii) since the date of the Merger Agreement, there shall not have occurred any event that has had or would reasonably be expected to have a Significant Adverse Effect.

  The Merger Agreement also provides that the obligation of each party to effect the Forward Merger is further subject to the satisfaction at or prior to the Effective Time of the following conditions and if any of the following conditions are not satisfied, but the conditions set forth in the paragraphs above are satisfied, the Reverse Merger shall be effected:

    (i) the aggregate fair market value of the Parent Common Stock, deliverable pursuant to the Merger Agreement upon consummation of the Forward Merger, based upon the most recent closing price of such stock on the NYSE Composite Tape on the last full trading day prior to the Effective Time (the "Stock Value"), would be at least 40% of the sum of (A) the Stock Value, (B) the aggregate amount paid by Parent to purchase Shares pursuant to the Offer, (C) cash payable in respect of Dissenting Shares (assuming for these purposes that the per share amount payable in respect of Dissenting Shares is $50), and (D) cash payable in respect of fractional shares (assuming for these purposes that each holder of record of Company Common Stock as of the close of the last trading day prior to the Effective Time is entitled to receive $50 in respect of fractional share interests);

    (ii) the Company and Parent shall have received a written tax opinion from their respective counsel stating that the Forward Merger will be treated for U.S. federal income tax purposes as a reorganization qualifying under the provision of Section 368(a) of the Code; and

    (iii) all required consents or approvals from governmental authorities (including the FCC) or any other person shall have been obtained to permit the consummation of the Forward Merger, except where the failure to obtain such consent or approval, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company's business.

  For purposes of the Merger Agreement the term "Significant Adverse Effect" means a Material Adverse Effect on the Company (as hereinafter defined, but including, for purposes of determining whether there has been a Significant Adverse Effect, any effects or changes arising out of, resulting from or relating to general economic, financial or industry conditions) of such seriousness and significance that a reasonable businessperson in similar circumstances would not proceed with the Merger on the terms and conditions set forth in the Merger Agreement.

  The term "Material Adverse Effect," means any change or effect that is materially adverse to (i) the business, properties, operations, results of operations or financial condition of the referenced person and its subsidiaries, taken as a whole, other than any effects or changes arising out of, resulting from or relating to general economic, financial or industry conditions or (ii) the ability of any of the referenced person and its subsidiaries to perform its obligations under the Merger Agreement and the Carrier Acquisition Agreement.

  IN VIEW OF THE AUTHORIZED CARRIER CONDITIONS, IT IS EXPECTED THAT A SIGNIFICANT PERIOD OF TIME WILL ELAPSE BETWEEN THE COMMENCEMENT AND THE CONSUMMATION OF THE OFFER, WHILE THE PARTIES SEEK TO OBTAIN THE REGULATORY APPROVALS REQUIRED IN ORDER TO SATISFY THE CONDITIONS TO THE OFFER. THE PURCHASER MAY BE REQUIRED TO EXTEND THE EXPIRATION DATE ONE OR MORE TIMES WHILE THE PURCHASER SEEKS TO OBTAIN SUCH REGULATORY APPROVALS. IN ADDITION, IN VIEW OF THE NEED FOR LEGISLATION RELATING TO THE AMENDMENT OR REPEAL OF THE SATELLITE ACT AND FOR ADDITIONAL REGULATORY APPROVALS AS CONDITIONS TO THE CONSUMMATION OF THE MERGER, THERE MAY BE A FURTHER SIGNIFICANT PERIOD OF TIME BETWEEN THE PURCHASE OF SHARES PURSUANT TO THE OFFER AND THE CONSUMMATION OF THE MERGER. THERE CAN BE NO ASSURANCE THAT ANY SUCH REGULATORY APPROVALS WILL BE OBTAINED OR THAT ANY SUCH LEGISLATION WILL BE ENACTED, AND IF OBTAINED AND ENACTED, THERE CAN BE NO ASSURANCE AS TO THE DATE SUCH APPROVALS AND ENACTMENTS WILL OCCUR. SEE SECTION 14 OF THE OFFER TO PURCHASE.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Acquisition Sub with respect to, among other things, its organization, capitalization, financial statements, public filings, conduct of business, compliance with laws, litigation, non-contravention, consents and approvals, opinions of financial advisors, undisclosed liabilities and the absence of certain changes with respect to the Company since June 30, 1998.

  Termination; Fees. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time (notwithstanding approval of the Merger by the shareholders of the Company) prior to the Effective Time:

    (i) by mutual written consent of the Company and Parent;

    (ii) by the Company or Parent if any court of competent jurisdiction in the U.S. or other U.S. governmental authority shall have issued a final decree, or other order or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger and such decree or other order or other action is or shall have become nonappealable;

    (iii) by Parent if, due to an occurrence or circumstance which would result in a failure to satisfy any of the closing conditions to the Merger (as outlined in Section 14 of the Offer to Purchase), Parent shall have (A) failed to commence the Offer within the time required by Regulation 14D under the Exchange Act, (B) terminated the Offer without the purchase of any Shares thereunder or (C) failed to accept for payment and pay for Shares pursuant to the Offer prior to the one year anniversary of the date of the Merger Agreement; provided that Parent may not terminate pursuant to this paragraph if Parent is in material breach of the Merger Agreement;

    (iv) by the Company if (A) there shall not have occurred a material breach of any representation, warranty, covenant or agreement of the Company or any of its subsidiaries contained in the Merger Agreement and Parent shall have (I) failed to commence the Offer within the time required by Regulation 14D under the Exchange Act, (II) terminated the Offer without the purchase of any Shares thereunder or (III) failed to accept for payment and pay for Shares pursuant to the Offer on or prior to the one year anniversary of the date of the Merger Agreement or (B) prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company or any committee thereof shall have (I) determined that an Acquisition Proposal is a Superior Proposal, and approved a definitive agreement to effect such Superior Proposal and directed the authorized officers of the Company to execute and deliver such definitive agreement concurrently with the effectiveness of the termination of the Merger Agreement pursuant to paragraph (iv)(B) or (II) adopted any resolution to effect any of the foregoing; provided, that such termination under this paragraph (iv)(B) shall not be effective until payment of the Termination Fee required by the Merger Agreement (as defined below);

    (v) by Parent prior to the purchase of Shares pursuant to the Offer, if
  (A) there shall have occurred a breach of any representation or warranty of the Company or its subsidiaries contained in the Merger Agreement that would reasonably be expected to have a Material Adverse Effect on the Company or would reasonably be expected to materially adversely affect (or materially delay) the consummation of the Offer, (B) there shall have occurred a breach of any covenant or agreement of the Company or its subsidiaries contained in the Merger Agreement that has or would reasonably be expected to have a Material Adverse Effect on the Company or that would reasonably be expected to materially adversely affect (or materially delay) the consummation of the Offer, which shall not have been cured prior to the earlier of (I) ten days following notice of such breach and (II) two business days prior to the date on which the Offer expires, (C) the Board of Directors of the Company or any committee thereof shall have (I) determined that an Acquisition Proposal is a Superior Proposal, (II) withdrawn, modified or materially qualified (including by amendment of the Schedule 14D-9) in a manner adverse to Parent or Acquisition Sub its approval or recommendation of the Offer, the Merger or the Merger Agreement, (III) recommended to the Company's shareholders another Acquisition Proposal, (IV) adopted any resolution to effect any of the foregoing, or (D) the Minimum Condition shall not have been satisfied upon the expiration of the Offer and at or prior to such time a person or group (other than Parent or Acquisition Sub) shall have commenced, publicly proposed or publicly disclosed an Acquisition Proposal;

    (vi) by the Company prior to the purchase of Shares pursuant to the Offer if (A) there shall have occurred a breach of any representation or warranty of Parent or Acquisition Sub contained in the Merger Agreement that would reasonably be expected to materially adversely affect (or materially delay) the consummation of the Offer or (B) there shall have occurred a material breach of any covenant or agreement of Parent or Acquisition Sub contained in the Merger Agreement that would reasonably be expected to materially adversely affect (or materially delay) the consummation of the Offer which shall not have been cured prior to the earlier of (I) ten days following notice of such breach and (II) two business days prior to the date on which the Offer expires;

    (vii) by Parent or the Company if the shareholders of the Company shall not have approved the Merger and the Merger Agreement at the Company Shareholders Meeting, including any postponement or adjournment thereof, on or before the one year anniversary of the date of the Merger Agreement; or

    (viii) by the Company or Parent if (A) there shall not have occurred a material breach of any representation, warranty, covenant or agreement of such party contained in the Merger Agreement and (B) the Effective Time shall not have occurred on or before the two year anniversary of the date of the Merger Agreement.

    The Merger Agreement also provides that if any of the following shall occur:

    (i) The Company or Parent terminates the Merger Agreement pursuant to paragraph (v)(D) or paragraph (vii) above and, within 12 months thereafter, the Company or any of its subsidiaries enters into an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, involving any person or affiliate, or any group in which such person (or any affiliate thereof, or any group in which such person or affiliate is a member) (A) with whom the Company or any Company Representative had discussions with respect to an Acquisition Proposal, (B) to whom the Company or any Company Representative furnished information with respect to an Acquisition Proposal or (C) who had commenced, publicly proposed or publicly disclosed an Acquisition Proposal or expressed to the Company an interest in an Acquisition Proposal, in the case of each of clauses (A), (B) and (C) after the date of the Merger Agreement and prior to such termination; or

    (ii) The Company terminates the Merger Agreement pursuant to paragraph
  (iv)(B) above;

then, in each case, the Company shall pay to Parent, within one business day following the execution and delivery of such agreement or such occurrence, as the case may be, or simultaneously with such determination pursuant to paragraph (iv)(B) above, a fee, in cash, of $75 million (the "Termination Fee"); provided, that the Company in no event shall be obligated to pay more than one such Termination Fee with respect to all such agreements and occurrences and such termination.

  Fees and Expenses. Except as specifically provided in the Merger Agreement or the Registration Rights Agreement, each party shall bear its own expenses incurred in connection with the transactions contemplated by the Transaction Agreements, including, without limitation, out-of-pocket costs, and fees and expenses of investment bankers, finders, brokers, agents, representatives, counsel and accountants as well as fees and expenses incident to the negotiation, preparation and execution of the Transaction Agreements and related documentation, preparation of filings and consents with Governmental Authorities and other persons, and any litigation resulting from the execution of the Transaction Agreements; provided, that in the event the Termination Fee becomes payable, the Company shall, upon the receipt of documentation in form reasonably satisfactory to the Company, promptly reimburse Parent and its subsidiaries in cash in immediately available funds, for any of the foregoing expenses of Parent or its subsidiaries, up to $5.0 million in the aggregate.

  Shareholders Agreement.

  The following is a summary of certain material provisions of the Shareholders Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Shareholders Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below have the meanings ascribed to them in the Shareholders Agreement.

  In connection with the execution of the Merger Agreement, the Company has entered into a Shareholders Agreement dated as of September 18, 1998, with Parent pursuant to which promptly after the consummation of the Offer, but in any event within thirty (30) days thereafter and from time to time thereafter until the consummation of the Merger or until the Shareholders Agreement is otherwise terminated, the Company will take all actions necessary to cause (i) the election as directors of the Company of three individuals selected by Parent (collectively, the "Parent Designees"), (ii) the appointment of a Parent Designee as a member of the Committee on Audit, Corporate Responsibility and Ethics, the Committee on Compensation and Management Development, the Finance Committee, the Nominating and Corporate Governance Committee, the Committee on Research and International Matters and the Strategic Planning Committee (or committees having similar functions) of the Company's Board of Directors (collectively, the "Committees"), and (iii) if any such Parent Designee shall cease to be a director for any reason, the filling of the vacancy resulting thereby with and individual selected by Parent (such individual thereafter being a Parent Designee). Any Parent officer or employee serving as a director of the Company will be deemed a Parent Designee. Notwithstanding the foregoing, with respect to any election of directors at any meeting of shareholders of the Company that occurs after the consummation of the Offer, the Company shall be deemed to have satisfied its obligations under clause (i) of the foregoing sentence if the three Parent Designees are included on the Company's slate of nominees for election at such meeting of shareholders. The Shareholders Agreement further provides that the Company agrees not to amend or repeal the provisions of Section 3.08 of its By-Laws permitting any three directors to call a special meeting of the board of directors or otherwise amend its Articles of Incorporation or By-Laws in any manner that would adversely affect the rights of Parent or its subsidiaries under the Shareholders Agreement or the Registration Rights Agreement.

  The Shareholders Agreement also provides that, if requested by Parent, the Company shall cause its directors to adopt resolutions (i) to approve an amendment to the Company's articles of incorporation to eliminate the transfer restrictions set forth in Section 5.03(c) of the Company's articles of incorporation (the "Amendment"), (ii) to direct that the Amendment be submitted to a vote of the shareholders of the Company and (iii) to recommend approval of the Amendment by the shareholders of the Company.

  The Shareholders Agreement also prohibits Parent and its affiliates from, among other things: (i) purchasing more than 49% of the issued and outstanding shares of Company Common Stock, unless otherwise approved by the Company, (ii) selling or otherwise transferring (a "Transfer") any of their beneficial ownership of shares of Company Common Stock, except in compliance with applicable law and upon receipt of any necessary approvals of any governmental authority, (iii) other than a Transfer which has been approved by the Company's Board of Directors, Transferring any Shares except through a bona fide public offering of Company Common Stock pursuant to a registration statement effective under the Securities Act or through a bona fide open market

"brokers" transaction as permitted by Rule 144 under the Securities Act and
(iv) soliciting proxies with respect to the Company in opposition to any matter which has been recommended by the Company's Board of Directors or in favor of any matter which has not been approved by the Company's Board of Directors.

  Registration Rights Agreement.

  The following is a summary of certain material provisions of the Registration Rights Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below have the meanings ascribed to them in the Registration Rights Agreement.

  In connection with the Merger Agreement, Parent and the Company have entered into the Registration Rights Agreement dated as of September 18, 1998 pursuant to which, after the termination of the Merger Agreement and assuming the Purchaser acquired Company Common Stock pursuant to the Offer, the Parent has the right (the "Demand Registration Right") to require the Company to prepare and file up to five registration statements under the Securities Act to register shares of Company Common Stock held by Parent. However, the Company is not required to effect a registration of Company Common Stock for less than 3,000,000 Shares in the aggregate. In addition, if with respect to an underwritten offering, the managing underwriter advises against proceeding with such offering because the number of Shares proposed to be included in such offering would adversely affect the offering, Parent can request, subject to the limitations described above, registration of the maximum number of Shares which it is advised can be sold without adverse effect. Expenses related to the exercise of the Demand Registration Right will generally be payable by the Company.

  Under the Registration Rights Agreement, Parent also has the right (the "Piggy-Back Registration Right"), with respect to any underwritten offerings, including registered offerings, of Company Common Stock for cash proposed by the Company, to require the Company to include Company Common Stock held by Parent in such offering and registration, except the Company shall not be required to effect a registration of Company Common Stock owned by Parent in any registration statement on Form S-4 or S-8 or a registration statement filed in connection with an exchange offer or other offering of securities solely to the then existing shareholders of the Company. Expenses relating to exercises of the Piggy-Back Registration Right will generally be payable by the Company.

  In other respects, the Registration Rights Agreement contains terms that are customary to registration rights agreements of its type including mutual indemnification provisions and black-out provisions relating to the prohibition of the sale of shares of the Company's Common Stock for a certain period of time.

  Carrier Acquisition Agreement.

  The following is a summary of certain material provisions of the Carrier Acquisition Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Carrier Acquisition Agreement, a copy of which is filed as Exhibit 5 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below have the meanings ascribed to them in the Carrier Acquisition Agreement.

  In connection with the Merger Agreement and to facilitate consummation of the Offer and the Merger, the Company has entered into a Carrier Acquisition Agreement dated as of September 18, 1998 with Parent, the Purchaser and CGSI, pursuant to which CGSI will be merged with and into the Purchaser (the "Carrier Acquisition") as soon as practicable following the satisfaction or waiver of the conditions set forth in the Carrier Acquisition Agreement, or on such other date as the parties may agree, but in all events prior to the consummation of the Offer. At the effective time of the Carrier Acquisition, the separate existence of CGSI shall cease and the Purchaser shall continue as the surviving entity under the name "COMSAT Government Systems, LLC."

  In the Carrier Acquisition, the Purchaser will acquire the common carrier telecommunications business of CGSI. In connection with this transaction, the Purchaser will seek the approvals from appropriate Governmental Authorities (including the FCC) necessary to continue the common carrier telecommunications business of CGSI and to purchase the Maximum Number of Shares pursuant to the terms of the Offer.

COMMERCIAL ARRANGEMENTS

  The Company and its affiliates have, from time to time, had contractual relationships with Parent and its affiliates in the ordinary course of their respective businesses. Parent is a customer of COMSAT Laboratories and most recently, in June 1998, awarded a contract to COMSAT Laboratories for a N-Orbit testing of a mobile telephone communications satellite.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

  In connection with the transactions contemplated by the Merger, the following agreements (collectively, the "Agreements") were entered into and/or actions (collectively, the "Actions") were taken by the Company: adoption of amendments to the Amended and Restated Employment Agreements between the Company and Betty C. Alewine, Allen E. Flower and Warren Y. Zeger; adoption of the COMSAT Corporation Retention Bonus Plan (the "Retention Bonus Plan"); adoption of the COMSAT Corporation Amended and Restated Change in Control Severance Plan (the "Amended Severance Plan"); adoption of amendments to the COMSAT Corporation 1995 Key Employee Stock Plan (the "1995 Key Employee Stock Plan"), the COMSAT Corporation 1990 Key Employee Stock Plan (the "1990 Key Employee Stock Plan"), the COMSAT Corporation Non-Employee Directors Stock Plan (the "Directors Stock Plan"), and the COMSAT Corporation Directors and Executives Deferred Compensation Plan (the "Deferred Compensation Plan"); and adoption of certain resolutions by the Board with respect to the "change in control" provisions of certain of the Company's employee benefit plans.

  A summary of certain material provisions of each of the Agreements and Actions follows. These summaries do not purport to be complete and are qualified in their entirety by reference to the complete text of the Agreements or Actions, as the case may be, which are filed as Exhibits 9 through 20 hereto and incorporated herein by reference.

 Amendments to Employment Agreements

  As of September 18, 1998, the Company entered into certain amendments (the "Employment Agreement Amendments") to the Amended and Restated Employment Agreements dated as of July 18, 1997 (the "Employment Agreements") with Mrs. Alewine and Messrs. Flower and Zeger (each an "Executive" and, collectively, the "Executives"). Pursuant to the Employment Agreement Amendments, the Employment Agreements were amended to provide that, upon the occurrence of a "Change in Control," the term of each Employment Agreement shall automatically end on the third anniversary of the date of such Change in Control, and Mr. Flower's Employment Agreement was further amended to extend the term of employment under his Employment Agreement until April 17, 2002. As defined in the Employment Agreement Amendments, a "Change in Control" is deemed to have occurred upon the happening of any one of the following events: (1) the acquisition by any person (other than the Company or any of its subsidiaries, an employee benefit plan sponsored by the Company, an underwriter temporarily holding securities pursuant to an offering of such securities, or a corporation owned by the stockholders of the Company in substantially the same proportions as their ownership of the Company) of beneficial ownership of 50% or more of the combined voting power of the outstanding voting securities of the Company; (2) any change in the composition of the Board of Directors of the Company (the "Board") such that the elected directors as of May 17, 1996 (the "Incumbent Directors") cease to constitute a majority of the Board (provided that any individual whose nomination or election is approved by a vote of three-fourths of the then Incumbent Directors shall be treated as an Incumbent Director); (3) approval by the shareholders of a merger, share exchange, swap, consolidation, recapitalization or other business combination which, if consummated, would result in the Company's shareholders holding less than 60% of the combined voting power of the Company, the surviving entity or its parent (as applicable); (4) approval by the shareholders of the liquidation or dissolution of the Company, or sale by the Company of all or substantially all of the Company's assets, other than to an entity 80% of the combined voting power of which would be beneficially owned by the Company's then existing shareholders; or (5) any event which would have to be reported as a "change of control" under the regulations governing the solicitation of proxies by the SEC; provided, however, that none of the events described in clauses (1) through (5) above shall be deemed to constitute a Change in Control if, prior to the occurrence of such event, the Board adopts a resolution specifically providing that the event shall not be deemed to constitute a Change in Control for purposes of the Employment Agreements; and provided, further, that neither the signing of the Merger Agreement, the approval by the Board or the Company's shareholders of the Merger or the Merger Agreement, the commencement or the closing of the Offer, nor the acquisition by Parent or Regulus, LLC of COMSAT Government Systems, Inc. shall constitute a Change in Control for purposes of the Employment Agreements, and that, upon the closing of the Merger, a Change in Control of the Company shall be deemed to have occurred for purposes of the Employment Agreements.

  The Employment Agreement Amendments also amended the Employment Agreements to provide that each of the Executives shall be entitled to receive the following retention bonuses, subject to his or her continued employment through the applicable determination date for such bonuses: (i) a bonus on the date of the closing of the Merger (the "Closing Date") (or on a specified later date if the Merger does not close within a specified period of time) in an amount equal to 150% of the sum of the Executive's base salary plus the Executive's targeted annual bonus, assuming all performance targets are met to the maximum extent, under the Company's Annual Incentive Plan, and (ii) a bonus on the eighteen month anniversary of the Closing Date in an amount equal to 100% of the sum of the Executive's base salary plus the Executive's targeted annual bonus, assuming all performance targets are met to the maximum extent, under the Company's Annual Incentive Plan. If, on or before the applicable determination date for such bonuses, the Executive's employment is terminated without "cause" (as defined in the Employment Agreements) or by reason of the Executive's death or disability, or the Executive elects to terminate his or her employment for "good reason" (as defined in the Employment Agreements), in lieu of the bonuses described above, the Executive will be entitled to receive a payment at that time in an amount equal to the bonus to which the Executive would have been entitled had the Executive remained employed by the Company through the applicable determination date, provided, however, that if the Executive and Parent are unable to reach an agreement regarding the terms and conditions of the Executive's employment within 30 days following the closing of the Merger and the Executive's employment is terminated within such 30 day period, the Executive shall forfeit all rights to receive the bonus which otherwise would have been payable to the Executive on the eighteen month anniversary of the Closing Date (or the payment which would have been payable to the Executive in the event of a termination of the Executive's employment between the Closing Date and the eighteen month anniversary of the Closing Date, as described above).

  The Employment Agreement Amendments amended the Employment Agreements to provide that each of the Executives shall be entitled to receive the severance benefits and payments to which he or she was entitled under his or her Employment Agreement prior to the Employment Agreement Amendments only in the event that the termination of his or her employment which gives rise to such payments occurs prior to a Change in Control of the Company. Pursuant to the Employment Agreement Amendments, each of the Employment Agreements was also amended to provide that, if a Change in Control of the Company occurs and the Executive's employment is terminated during the period beginning on the date of the Change in Control and ending on the last day of the Executive's employment term (a) by the Company other than for "cause" or disability, or
(b) by the Executive for "good reason," then, in lieu of any other severance payments or severance benefits payable to the Executive under the Employment Agreements, the Executive will be entitled to receive the following until the expiration of the Executive's employment term: (i) the Executive's base salary; (ii) the Executive's targeted annual bonus under the Company's Annual Incentive Plan; and (iii) continued group health and welfare plan benefits for the Executive and the Executive's dependents (subject to reduction under certain circumstances described in the Employment Agreement Amendments). In addition, in the event of such a termination, the Executive would be entitled to receive benefits under the Company's Insurance and Retirement Plan for Executives (the "SERP") commencing as early as age 55 without any actuarial reduction for early commencement of benefits. In addition, the Employment Agreement Amendments modified the Employment Agreements to provide that if a Change in Control of the Company occurs and (i) if the Executive and Parent have negotiated in good faith but have been unable to reach an agreement regarding the terms and conditions of the Executive's employment within 30 days following the closing of the Merger and the Executive's employment is terminated, or (ii) if the Executive continues to be employed until the expiration of the Executive's employment term, then the Executive shall be entitled to receive the SERP benefits noted above.

  Each of the Executives also would be entitled to receive a gross-up payment if any payment or benefit to the Executive would constitute an "excess parachute payment" under Section 280G of the Internal Revenue Code.

 Retention Bonus Plan

  Effective as of September 18, 1998, the Company adopted the Retention Bonus Plan. The Retention Bonus Plan generally provides retention bonuses to certain key employees who remain employed by the Company (or who incur a termination of employment under certain circumstances described in the Retention Bonus
Plan) through specified dates following the signing of the Merger Agreement. The Retention Bonus Plan covers approximately 108 participants, who are classified as either "Group I Participants" or "Group II Participants" (each as defined in the Retention Bonus Plan). Certain executive officers of the Company (not including Mrs. Alewine or Messrs. Flower or Zeger) are Group I Participants. No executive officer of the Company is a Group II Participant.

  Under the Retention Bonus Plan, each Group I Participant shall be entitled to receive the following retention bonuses, subject to such participant's continued employment through the applicable determination date for such bonuses: (i) a bonus on the Closing Date (or on a specified later date if the Merger does not close within a specified period of time) in an amount equal to 50% of the sum of the participant's base salary plus his or her targeted annual bonus under the Company's Annual Incentive Plan, and (ii) a bonus on the eighteen month anniversary of the Closing Date in an amount equal to 100% of the sum of the participant's base salary plus his or her targeted annual bonus under the Company's Annual Incentive Plan. If, on or before the applicable determination date for such bonuses, a Group I Participant's employment is terminated without "Cause" (as defined in the Retention Bonus
Plan) or by reason of his or her death or disability, or, if a Group I Participant elects to terminate his or her employment for "Good Reason" (as defined in the Retention Bonus Plan), such Group I Participant will be entitled to receive a payment upon termination (in lieu of any bonuses which have not yet become payable to the participant under the Retention Bonus Plan) in an amount equal to the bonus to which he or she would have been entitled had he or she remained employed by the Company through the applicable determination date, provided, however, that, if the aggregate amount of any severance payments to which the participant is entitled under any severance plan of the Company (to the extent that such severance payment is based on the participant's salary and/or bonus) is greater than or equal to the amount of the bonus payable upon such a termination under the Retention Bonus Plan, then the participant shall forfeit all rights to receive such payment and any other bonus payments that have not yet become payable to the participant under the Retention Bonus Plan. In the event that the participant receives a payment upon termination of employment under the Retention Bonus Plan, such participant shall not be entitled to any severance payment under any severance plan of the Company to the extent that such severance payment is based on the participant's salary and/or bonus.

  Group II Participants are entitled to receive bonuses under the Retention Bonus Plan at the same times and, in general, on the same terms as the Group I Participants, except that the bonuses are based on a lower percentage of their base salary and targeted annual bonus.

 Amended Severance Plan

  Effective as of September 18, 1998, the Company adopted the Amended Severance Plan. The Amended Severance Plan amends and restates the Change in Control Severance Plan adopted by the Company on June 20, 1997. The Amended Severance Plan generally provides severance payments and benefits to certain key employees, including executive officers (but not including Mrs. Alewine or Messrs. Flower and Zeger), of the Company who incur a termination of employment under certain circumstances following a "Change in Control" (as defined in the Amended Severance Plan) of the Company. The Amended Severance Plan covers 14 participants, who are classified as either "Group I Participants," "Group II Participants" or "Group III

Participants" (each as defined in the Amended Severance Plan). For purposes of the Amended Severance Plan, the definition of "Change in Control" is substantively identical to the definition of such term described above under the caption "Amendments to Employment Agreements."

  Under the Amended Severance Plan, if a Change in Control of the Company occurs and a participant's employment is terminated during the period beginning on the date of the Change in Control and ending on the date which is eighteen months after the date of such Change in Control (a) by the Company other than for "Cause" or "Disability" (each as defined in the Amended Severance Plan), or (b) by the participant for "Good Reason" (as defined in the Amended Severance Plan), then, in lieu of any other severance payments or severance benefits payable to the participant by the Company, the participant will be entitled to receive the following during the "Benefits Continuation Period" (as defined below): (i) the participant's base salary; (ii) the participant's targeted annual bonus under the Company's Annual Incentive Plan; and (iii) the same group health and welfare benefits to which the participant would have been entitled had he or she remained continuously employed by the Company during the Benefits Continuation Period (subject to reduction under certain circumstances described in the Amended Severance Plan). If, however, the amount of the payment that the participant is entitled to receive upon a termination of employment under the Retention Bonus Plan is greater than the aggregate amount that the participant is entitled to receive under clauses (i) and (ii) above, then the participant shall forfeit all rights to receive the amounts payable under clauses (i) and (ii) above. For purposes of the Amended Severance Plan, "Benefits Continuation Period" means (a) with respect to each Group I Participant, the 24 month period immediately following the participant's date of termination of employment, (ii) with respect to each Group II Participant, the 18 month period immediately following the participant's date of termination of employment and (iii) with respect to each Group III Participant, the 15 month period immediately following the participant's date of termination of employment.

  The Amended Severance Plan also provides that, in the event of a participant's termination of employment under the circumstances described above, such participant would be entitled to receive a gross-up payment if any payment or benefit to such participant would constitute an "excess parachute payment" under Section 280G of the Internal Revenue Code.

Amendments to Certain Company Plans (the "Plan Amendments")

  Effective as of September 18, 1998, the Company amended the 1990 Key Employee Stock Plan, the 1995 Key Employee Stock Plan, and the Directors Stock Plan to revise the definition of "Change in Control" in each such plan. The amendments to each of these plans conformed the definition of Change in Control therein to the definition of such term described above under the caption "Amendments to Employment Agreements." Accordingly, the closing of the Merger will constitute a Change in Control of the Company for purposes of these plans, resulting in the acceleration of the vesting and/or exercisability of all stock options, restricted stock and other awards outstanding under these plans at such time.

  In addition, effective as of September 18, 1998, the Company amended the Deferred Compensation Plan to provide that if the Deferred Compensation Plan is terminated, each participant therein shall be paid the full amount of his or her account in accordance with the terms of the plan and the participant's elections thereunder.

 Board Resolutions Regarding Change in Control Provisions under Certain Company Plans

  The Company's Board of Directors retains the authority under certain of the Company's employee benefit plans to determine that the Change in Control provisions under the respective plan should not apply to a particular transaction. Pursuant to such authority, the Board has determined that for purposes of the SERP, the Deferred Compensation Plan, the Company's Split Dollar Insurance Plan for Directors, and the Company's Split Dollar Insurance Plan for Executive Officers, the Merger and the transactions contemplated by the Merger Agreement shall not constitute a Change in Control of the Company, and the Board has adopted resolutions to such effect.

 Certain Provisions of the Merger Agreement

  Certain other contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described above under the caption "The Merger--Directors' and Officers' Insurance and Indemnification".

POTENTIAL CONFLICT OF INTEREST

  Marcus C. Bennett and Caleb B. Hurtt serve on the Boards of both the Company and Parent. To avoid any actual, potential or perceived conflict of interest, each of Mr. Bennett and Mr. Hurtt recused themselves from the deliberations relating to the Offer, the Merger and the transactions contemplated by the Merger Agreement (the "Transaction") conducted by both Boards. Mr. Hurtt and Mr. Bennett may be deemed to have beneficial ownership of 83,562 and 3,338 shares of Parent Common Stock, respectively. Edwin I. Colodny, Chairman of the Board of Directors of the Company and a former Parent Board member, owns 2,102 shares of Parent Common Stock and, therefore, also recused himself from the Company's deliberations relating to negotiation of the Merger Agreement and approval of the Transaction.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) RECOMMENDATION OF THE COMPANY BOARD

  The Board of Directors of the Company has by a unanimous vote (excluding four Directors who either were absent or recused themselves) approved the Offer, the Merger and the Merger Agreement and determined that the terms of each of the Offer, Merger and the Merger Agreement are consistent with, and in furtherance of, the long-term business strategy of the Company and are fair to the Company's shareholders. The Board of Directors recommends that the Company's shareholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer. This recommendation is based in part upon an opinion the Board of Directors received from Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as of September 18, 1998, to the effect that, as of the date thereof, the Consideration to be received by the Company's shareholders pursuant to the Merger Agreement is fair to such shareholders from a financial point of view (the "DLJ Fairness Opinion"). The full text of the DLJ Fairness Opinion, which sets forth the factors considered and the assumptions made by DLJ, is attached hereto as Annex A and filed as Exhibit 6 hereto. Shareholders are urged to read the DLJ Fairness Opinion in its entirety.

  A letter to the Company's shareholders communicating the Company Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits 7 and 8, respectively, and are incorporated herein by reference.

  (b) REASONS FOR THE COMPANY BOARD'S RECOMMENDATION


  Factors Considered by the Board of Directors. In approving the Merger Agreement and the transactions contemplated thereby, and recommending that shareholders tender their Shares pursuant to the Offer, the Board of Directors of the Company considered a number of factors including:

  (1) the financial and other terms of the Offer, the Merger Agreement and the related transaction agreements;

  (2) the presentation of DLJ and the DLJ Fairness Opinion that, as of the date thereof, the Consideration to be received by the Company's shareholders pursuant to the Merger Agreement is fair to such shareholders from a financial point of view;

  (3) that the $45.50 per share Offer Price represents a premium of approximately 33.5% over the closing price of the Company's Common Stock ($34 1/16) on the New York Stock Exchange on September 18, 1998, the last full trading day prior to the execution of the Merger Agreement;

  (4) the absence of a financing condition to the Offer and the perceived ability of Parent, vis-a-vis other potential acquirors, to seek and obtain the regulatory approvals and legislative changes required to consummate the Offer, the Merger and the transactions contemplated by the Merger Agreement;

  (5) the Company's future prospects, financial resources and ability to access the capital markets as a stand-alone enterprise;

  (6) proposed legislation that, if enacted, could significantly and adversely harm the Company's core businesses and the value of its shareholders' investments;

  (7) increased competition in all segments of the Company's business from other companies with substantially greater financial resources and the ability of such companies to exercise greater influence over the legislative and regulatory process;

  (8) progress in efforts to privatize the INTELSAT and Inmarsat satellite systems and the anticipated effects of privatization upon the Company (including potential changes in the Company's role as an investor and service re-seller, method of accounting for its investment, and future cash flows);

  (9) consolidation trends and global alliances within the satellite and telecommunications industries which have adversely affected, and are expected to continue to adversely affect, the Company's relative competitive position;

  (10) the capital investment required to expand COMSAT International's digital networking business in emerging markets around the world and the limited period in which such investments must be completed to establish a presence in those markets in advance of competitors;

  (11) constraints upon the Company's ability to fully commercialize its technology assets, given the Company's size and resources;

  (12) the strategic value of the Company's principal assets in the hands of a larger enterprise, such as Parent, with the financial and other resources necessary to better utilize those assets;

  (13) the Board's belief that the Transaction represents an opportunity to reduce certain of the risks described above by effecting a strategic business combination with a larger enterprise, such as Parent, and achieve an attractive valuation for the Company's shareholders;

  (14) the financial resources and expertise of Parent in the research, manufacture and integration of advanced-technology satellite systems and products, and the opportunity to effect a strategic combination with the Parent's new Global Telecommunications subsidiary and its complementary assets and telecommunications growth strategy;

  (15) the view of the Board of Directors, based in part upon the presentation of management to the Board of Directors, that there was a limited likelihood of a superior offer arising;

  (16) the provisions of the Merger Agreement which permit the Board to consider an unsolicited Superior Proposal in order to comply with the Board's fiduciary duties to the Company's shareholders and to terminate the Merger Agreement upon payment to Parent of the Termination Fee and reimbursement of up to $5 million of Parent's aggregate expenses; and

  (17) the ability to benefit the Company's customers, communications users around the world and employees by creating a dynamic new global competitor.

  The foregoing discussion of the information and factors considered and given weight by the Board of Directors of the Company is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation and approval of the Merger Agreement and the transactions contemplated thereby, the Board of Directors of the Company did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors of the Company may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to the terms of an engagement letter, dated as of September 18, 1998 (the "DLJ Engagement Letter"), the Company has engaged DLJ to act as its principal financial advisor for a period of 24 months in connection with the sale, merger, consolidation or any other business combination involving all or a substantial amount of the business, securities or assets of the Company (a "Company Sale") and certain other transactions. As part of its role as principal financial advisor, DLJ has delivered to the Board of Directors the DLJ Fairness Opinion.

  Pursuant to the terms of the DLJ Engagement Letter, the Company has paid DLJ a retainer fee of $350,000 in connection with the execution of the DLJ Engagement Letter and $2,000,000 in connection with execution of the Merger Agreement. The Company has agreed to pay DLJ an additional $2,000,000 upon consummation of the Offer. In the event of a Company Sale, the Company also will pay DLJ additional compensation (the "Additional Fee") in the amount of 0.35% of the aggregate value of the outstanding Company Common Stock (treating any shares issuable upon exercise of options as outstanding), plus the amount of any debt assumed, acquired, remaining outstanding, retired or defeased or preferred stock redeemed or remaining outstanding in connection with the Company Sale, less $4,175,000 of the amounts previously paid or to be paid to DLJ under the terms of the DLJ Engagement Letter. A Company Sale shall be deemed to have been consummated upon the earliest of any of the following events to occur: (i) the acquisition of over 50% of the outstanding Company Common Stock calculated on a fully diluted basis; (ii) a merger or consolidation of the Company with another person (including the Merger); (iii) the acquisition by another person of a significant portion of the assets of the Company representing over 50% of the Company's book value (as adjusted to exclude certain designated assets) or (iv) in the case of any other Company Sale, other than referred to in (i), (ii) or (iii) above, the consummation thereof. The DLJ Engagement Letter provides that the aggregate value of outstanding Company Common Stock will be determined, in the case of the Offer and the Merger, based on the amount of cash to be received by the Company's shareholders for the Shares in the Offer plus the fair market value of Parent's common stock to be received by the Company's remaining shareholders in the Merger. For that purpose, the fair market value of the Parent's common stock to be received in the Merger will be determined based on the average of the high and low sales prices for such stock over the five trading days immediately prior to consummation of the Merger. The Company estimates that an Additional Fee of approximately $7.7 million would have been payable to DLJ if the Offer and the Merger were consummated as of September 18, 1998. The actual amount of the Additional Fee will depend upon a number of factors, including the number of shares tendered in the Offer, the number of shares outstanding as of the Merger, the number of Dissenting Shares and the fair market value of Parent Common Stock as of the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except as set forth on Schedule I, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 1  Confidentiality Agreements, dated August 5, 1997, between COMSAT
            Corporation and Lockheed Martin Corporation.
 Exhibit 2  Agreement and Plan of Merger, dated as of September 18, 1998, among
            COMSAT Corporation, Lockheed Martin Corporation and Deneb
            Corporation.
 Exhibit 3  Shareholders Agreement, dated as of September 18, 1998, between
            COMSAT Corporation and Lockheed Martin Corporation.
 Exhibit 4 Registration Rights Agreement, dated as of September 18, 1998, between COMSAT Corporation and Lockheed Martin Corporation.
 Exhibit 5 Carrier Acquisition Agreement, dated as of September 18, 1998, by and among COMSAT Corporation, Lockheed Martin Corporation, Regulus,
            LLC, and COMSAT Government Systems, Inc.
 Exhibit 6  Opinion of Donaldson, Lufkin & Jenrette Securities Corporation
            Inc. dated as of September 18, 1998.*
 Exhibit 7  Letter to Shareholders of COMSAT Corporation, dated September 25,
            1998.*
 Exhibit 8  Joint Press Release issued by COMSAT Corporation and Lockheed
            Martin Corporation on September 20, 1998.
 Exhibit 9  Amended and Restated Employment Agreement, dated as of July 18,
            1997, between COMSAT Corporation and Betty C. Alewine.
 Exhibit 10 Amendment to Amended and Restated Employment Agreement, between
            COMSAT Corporation and Betty C. Alewine, dated as of September 18,
            1998.
 Exhibit 11 Amended and Restated Employment Agreement, dated as of July 18,
            1997, between COMSAT Corporation and Allen E. Flower.
 Exhibit 12 Amendment to Amended and Restated Employment Agreement, between
            COMSAT Corporation and Allen E. Flower, dated as of September 18,
            1998.
 Exhibit 13 Amended and Restated Employment Agreement, dated as of July 18,
            1997, between COMSAT Corporation and Warren Y. Zeger.
 Exhibit 14 Amendment to Amended and Restated Employment Agreement, between
            COMSAT Corporation and Warren Y. Zeger, dated as of September 18,
            1998.
 Exhibit 15 COMSAT Corporation Retention Bonus Plan, effective as of September
            18, 1998.
 Exhibit 16 COMSAT Corporation Amended and Restated Change of Control Severance
            Plan, effective as of September 18, 1998.
 Exhibit 17 Amendment to COMSAT Corporation 1995 Key Employee Stock Plan,
            dated as of September 18, 1998.
 Exhibit 18 Amendment to COMSAT Corporation 1990 Key Employee Stock Plan,
            dated as of September 18, 1998.
 Exhibit 19 Amendment to COMSAT Corporation Non-Employee Directors Stock Plan,
            dated as of September 18, 1998.
 Exhibit 20 Amendment to COMSAT Corporation Directors and Executives Deferred
            Compensation Plan, dated as of September 18, 1998.
 Exhibit 21 Relevant Portions of COMSAT Corporation's Proxy Statement on
            Schedule 14A, dated April 7, 1995.
 Exhibit 22 COMSAT Corporation's Proxy Statement on Schedule 14A, dated March
            31, 1998.

--------
* Included in copies of Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          COMSAT Corporation

                                                /s/ Allen E. Flower
                                          By: _______________________________
                                              Name: Allen E. Flower
                                              Title:  Vice President and Chief
                                              Financial Officer

Dated: September 25, 1998

                                                                     SCHEDULE I

 CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK OF THE COMPANY EFFECTED DURING
                               THE PAST 60 DAYS

  Guy P. Wyser-Pratte, a director of the Company, purchased 5,000 shares of Company common stock on each of September 21, 1998 and September 22, 1998 for $34.47 per share and $33 per share, respectively and on September 24, 1998, purchased 45,000 shares of Company common stock at $37.78 per share.

  The following table shows the options granted to executive officers of the Company during the past 60 days.


EXECUTIVE                     NUMBER OF OPTIONS               EXERCISE
OFFICER                       OR UNITS GRANTED                PRICE $
---------                ----------------------------          --------
Edward Berger                  10,000 Options                  30.125
                               1,000 Restricted Stock Units